Filed Pursuant to Rule 433

Registration Statement No. 333-209867

Thermo Fisher Scientific (Finance I) B.V.

Term Sheet

August 6, 2018

Floating Rate Senior Notes due 2020

Issuer:	Thermo Fisher Scientific (Finance I) B.V.

Guarantor:	Thermo Fisher Scientific Inc.

Legal Format:	SEC Registered

Security:	Floating Rate Senior Notes due 2020

Principal Amount:	€600,000,000

Maturity Date:	August 7, 2020

Interest Payment Dates and Interest Reset Dates:	February 7, May 7, August 7, and November 7 of each year, commencing on November 7, 2018

Interest Determination Dates:	Second TARGET2 Business Day immediately preceding the applicable Interest Reset Date

Interest Reset Period:	Quarterly

Interest Rate:	Base Rate plus the Spread. The minimum Interest Rate shall be zero.

Base Rate:	EURIBOR

Index Maturity:	Three months

Spread:	Plus 0.300%

Initial Interest Rate:	Base Rate plus 0.300% (to be determined by the paying and calculation agent on the second TARGET2 Business Day immediately preceding the Settlement Date)

Initial Base Rate:	3-month EURIBOR in effect on August 6, 2018

Day Count Convention:	Actual/360

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	Modified following, adjusted

Issue Price:	100.039%

Underwriting Discount:	0.200%

Net Proceeds, Before Expenses, to Issuer:	€599,034,000

Settlement Date:	August 8, 2018 (T+2)

Trade Date:	August 6, 2018

Current Ratings*:	Moody’s: Baa2 (Stable) S&P: BBB+ (Stable) Fitch: BBB (Stable)

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the notes, including any payments made upon any redemption of the notes, will be made in euro. If the euro is unavailable to the issuer or, in the case of the guarantee, the guarantor, due to the imposition of exchange controls or other circumstances beyond the issuer’s or the guarantor’s control or if the euro is no longer being used by the then member states of the European Economic and Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer, or, in the case of the guarantee, the guarantor or so used.

Payment of Additional Amounts:	Subject to certain exceptions and limitations, the issuer and the guarantor may be required to pay as additional interest to certain holders of notes such amounts as may be necessary so that every net payment on such holders’ notes after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge of whatever nature imposed upon, or as a result of, such payment by the Netherlands or the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such holders’ notes to be then due and payable.

Optional Redemption:	On and after July 7, 2020 (one month prior to their maturity),the issuer will have the option to redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Redemption for Tax Reasons:	The issuer may redeem all, but not less than all, of the notes in the event of certain changes in the tax law of the Netherlands or the United States (or any political subdivision or taxing authority thereof or therein) if, in the written opinion of independent counsel chosen by the issuer or the guarantor, there is a material probability that the issuer or the guarantor will become obligated to pay additional interest on the notes as described above under “Payment of Additional Amounts.” The redemption would be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

Purchase of Notes Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the issuer may, in certain circumstances, be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus any accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Denominations:	€100,000 x €1,000

CUSIP/ISIN/Common Code:	88356K AB6 / XS1865072661 / 186507266

Listing:	The issuer intends to apply to list the notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. Upon such listing, the issuer will use commercially reasonable best efforts to maintain such listing and satisfy the requirements for such continued listing as long as the notes are outstanding.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Paying Agent and Calculation Agent:	The Bank of New York Mellon, London Branch

Sole Book-Running Manager:	Merrill Lynch International

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The guarantor has filed a registration statement with the SEC, as amended by a post-effective amendment no. 1 thereto (including a prospectus) filed by the issuer and the guarantor, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement, as amended, and other documents the guarantor has filed with the SEC for more complete information about the guarantor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active book-running manager can arrange to send you the prospectus and prospectus supplement thereto if you request it by calling Merrill Lynch International toll-free at 1-800-294-1322.

MiFID II professionals/ECPs-only – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

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